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                                                                    EXHIBIT 99.1
FOR IMMEDIATE RELEASE
                                                          Contact:  Harry Savage
                                                                  (212) 371-2200


                            RONALD RITTENMEYER NAMED
                       ACTING PRESIDENT, COO OF RYDER TRS

     DENVER, Colorado, October 7, 1997 -- The board of directors of Ryder TRS Inc. announced today that Ronald A. Rittenmeyer, currently executive vice president, has been named the interim president and chief operating officer at the truck rental company. Gerald R. Riordan, who had been president and COO, has resigned to pursue other interests.

     Jay Alix will continue in his past positions as chairman and chief executive officer of Ryder TRS. Alix is managing principal of Questor Partners Fund L.P., which heads an investor group that acquired Ryder TRS in the fourth quarter of 1996 from Ryder System, Inc.

     Rittenmeyer's experience includes being vice president of operations with the Frito Lay division of PepsiCo and COO of Burlington Northern Railroad.

     "While Ryder's positioning in the truck rental business has improved in the past year, the board of directors has been disappointed with the rate of progress against stated financial and operational objectives," Alix said. "The new owners have made substantial changes in the company and expect Ryder TRS to take advantage of internal and external opportunities for positive change and growth."

     "A new focus is required at the highest level of the company. As part of this strategy, the board of directors has asked Rittenmeyer to assume the positions of COO and acting president to help lead the company in achieving its goals."
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     Ryder TRS has about 32,000 vehicles in its nationwide rental system and is the second largest truck rental firm. Its rental fleet, which averages 34 months in age, is significantly younger than that of its major competitor.

     In addition to being the managing principal of Questor, Alix is the founder of Jay Alix & Associates (JA&A), a turnaround and management consulting firm with offices in New York City, Chicago and Metro Detroit. JA&A has implemented dozens of corporate turnarounds, including that of National Car Rental, where Alix served as CEO for nearly two years to complete the successful turnaround for its then-owner, General Motors Corporation.

     Questor Management Company, based in Southfield, Mich., manages Questor Partners Fund, which was established to acquire "special situation" companies, including the non-core divisions of Fortune 1000 corporations.